

CORRECTED
July 20, 2012

Via E-mail
Mr. Mario E. Rodriguez
Chief Executive Officer
Northern Tier Energy LP
38C Grove Street, Suite 100
Ridgefield, Connecticut 06877

Re: **Northern Tier Energy LP**
Amendment No. 5 to Registration Statement on Form S-1
Filed July 16, 2012
Amendment No. 6 to Registration Statement on Form S-1
Filed July 18, 2012
File No. 333-178457

Dear Mr. Rodriguez:

We have reviewed your amendments, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 94

Senior Secured Asset-Based Revolving Credit Facility, page 129

1. We note the following disclosure on page 129: "We are negotiating an amendment to our current revolving credit facility that, among other things, would modify its pricing and extend its term. The proposed amended revolving credit facility is expected to be similar in size to our current facility, but with a larger expansion capacity. We believe that, taken as a whole, the terms of our potential amended credit facility will be more favorable than the terms of our current facility. We anticipate that the amendment to our current revolving credit facility will be finalized in July 2012. Summarized below are the principal terms of

our current revolving credit facility." We furthermore note that on July 18, 2012, you filed Amendment No. 6 to your registration statement, which provided as Exhibit 10.13 the First Amendment to the Credit Agreement, dated as of July 17, 2012. Please update your narrative disclosure concerning the credit facility to state, if true, that you have entered into the amendment to the credit facility and to describe the principal terms of your amended credit facility.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosures in the filings; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offerings of the securities specified in the above registration statements. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statements.

You may contact Don Delaney (Staff Accountant) at (202) 551-3863 or Shannon Buskirk (Staff Accountant) at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Norman von Holtzendorff (Staff Attorney) at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director